SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Reviva Pharmaceuticals Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

76152G 100
(CUSIP Number)

Tenzing LLC
250 West 55th Street

New York, New York 10019
(212) 710-5220

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76152G 100

1	Names of Reporting Person. Tenzing LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person OO

CUSIP No. 76152G 100

1	Names of Reporting Person. Rahul Nayar
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 561,964
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 561,964
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 561,964 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.09%
14	Type of Reporting Person IN

CUSIP No. 76152G 100

1	Names of Reporting Person. Parag Saxena
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 871,337
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 871,337
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 871,337
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.44%
14	Type of Reporting Person IN

Explanatory Note

This Schedule 13D/A is being filed as an amendment (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of Tenzing LLC, a Delaware limited liability company (the “Sponsor”), Rahul Nayar, a managing member of the Sponsor and Parag Saxena, the Chairman of the Issuer, and a managing member of the Sponsor (collectively, the “Principals” and together with the Sponsor, the “Reporting Persons”), with respect to common stock of Reviva Pharmaceuticals Holdings, Inc. filed on September 4, 2018 , as amended by Amendment No. 1 to the Schedule 13D and Amendment No. 2 to the Schedule 13D filed on January 19, 2021 (the “Schedule 13D”) pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 3 is being filed to report (i) the distribution of shares of Common Stock by the Sponsor on a pro rata basis to its members or their permitted transferees, including to Messrs. Nayar and Sexena, and (ii) that the Sponsor has ceased to beneficially own more than five percent of the class of Common Stock.

Item 4.	Purpose of the Transaction

On December 29, 2020, the Sponsor made a pro rata distribution (for no consideration) to its members of all of the 2,121,750 shares of Common Stock that it owned (the “Distribution”). As a result of the Distribution, Mr. Rahul Nayar received 561,964 shares Common Stock and Mr. Parag Saxena received 871,337 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 9,231,737 shares of Common Stock outstanding as of January 14, 2021 as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on January 14, 2021) are as follows:

Tenzing LLC

a)		Amount beneficially owned: 0	Percentage: 0
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	0

Rahul Nayar

a)		Amount beneficially owned: 561,964	Percentage: 6.09%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	561,964
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	561,964
	iv.	Shared power to dispose or to direct the disposition of:	0

Parag Saxena

a)		Amount beneficially owned: 871,337	Percentage: 9.44%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	871,337
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	871,337
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) Except as set forth herein and elsewhere in the Schedule 13D, there have been no other transactions in the class of securities reported on that were effected by the Reporting Persons within the past sixty days.

(d) Not applicable.

(e) As a result of the Distribution, the Sponsor ceased to be the beneficial owner of more than five percent (5%) of the Common Stock on December 29, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2021

Tenzing LLC

	By:	/s/ Rahul Nayar
	Name:	Rahul Nayar
	Title:	Managing Member

	By:	/s/ Rahul Nayar
Rahul Nayar

	By:	/s/ Parag Saxena
Parag Saxena